Exhibit 12.1

MARATHON OIL CORPORATION
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Six Months Ended	Year Ended
	June 30,	December 31,
(In millions)	2015	2014	2013	2012	2011	2010

Income (loss) from continuing operations before income taxes	$(812)	$1,361	$2,393	$3,104	$1,615	$1,674
Income from equity method investments	62	424	423	370	462	344
Income (loss) from continuing operations before income taxes and income from equity method investments	(874)	937	1,970	2,734	1,153	1,330
Add (deduct)
Fixed charges	177	352	360	338	504	573
Capitalized interest	(14)	(33)	(27)	(68)	(208)	(410)
Amortization of capitalized interest	2	8	21	45	107	115
Distributed income from equity investees	98	454	430	382	499	404
Earnings as defined	(611)	1,718	2,754	3,431	2,055	2,012

Net interest expense (including discontinued operations)	144	277	297	236	245	75
Capitalized interest (including discontinued operations)	14	33	27	68	208	410
Interest portion of rental expense (including discontinued operations)	19	42	36	34	51	88
Fixed charges as defined	177	352	360	338	504	573

Ratio of earnings to fixed charges	(3.45)	4.88	7.65	10.15	4.08	3.51

Amount by which earnings were insufficient to cover fixed charges	$788	$—	$—	$—	$—	$—